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                                                                  EXHIBIT (a)(6)

                   [LOGO OF THE LIMITED, INC. APPEARS HERE]


                                                                    May 4, 1999

Dear Stockholder:

  The Limited, Inc. is offering to purchase up to 15,000,000 shares of its common stock at prices not greater than $55.00 nor less than $50.00 per share. The Company is conducting the Offer through a procedure commonly referred to as a "Dutch auction". This procedure allows you to select the price within the $50.00 to $55.00 price range at which you are willing to sell your shares to the Company. Alternatively, this procedure allows you to sell all or a portion of your shares to the Company at a price determined by the "Dutch auction" process.

  Based upon the number of shares tendered and the prices specified by tendering stockholders, The Company will determine a single per share price within that price range (the "Purchase Price") that will allow it to buy 15,000,000 shares (or such lesser number of shares as are validly tendered and not withdrawn at prices within that price range). All of the shares that are validly tendered at prices at or below the Purchase Price and not withdrawn will, subject to possible proration and provisions relating to the tender of "odd lots", be purchased for cash at the Purchase Price, net to you. All shares which are tendered and not purchased will be returned to you at the Company's expense. This offer, which has been approved by your Board of Directors, is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. We encourage you to read these materials carefully.

  We have retained D. F. King & Co., Inc. as our Information Agent to help you respond to this tender offer. Please contact D. F. King between the hours of 8:00 a.m. and 6:00 p.m., Eastern Standard Time, at their toll free number, 1-800-829-6554, if you have any questions. Their representatives will be pleased to answer your questions and can help you complete the correct documents.

                                          Very truly yours,

                                          THE LIMITED, INC.